Exhibit 99.1

dLocal Reports 2025 First Quarter Financial Results

Record highs across key financial and operational metrics.

TPV milestone of US$8 billion, +53% YoY and +5% QoQ. In constant currency, TPV increased +72% YoY.

Revenue and gross profit record highs of US$217 million and US$85 million. Continued geographic diversification.

Adjusted EBITDA of US$58 million, with Adjusted EBITDA/Gross Profit at 68%, demonstrating our ability to scale efficiently.

Strong cash flow, with free cash flow to net income conversion at 85%, reinforcing cash generating financial model.

Montevideo, Uruguay, May 14, 2025 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced its financial results for the first quarter ended March 31, 2025.

dLocal’s management team will host a conference call and audio webcast on May 14, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“The first quarter of 2025 demonstrated strong execution across many of the levers of our strategic plan. Our commercial team effectively leveraged existing merchant relationships and established new partnerships. Financially, we executed our investment plan in a responsible and efficient manner. In addition, our operations and technology teams delivered improved effectiveness to our merchants, and our legal and regulatory teams focused on expanding our license portfolios,” said Pedro Arnt, CEO of dLocal.

First quarter 2025 financial highlights

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

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Total Payment Volume (“TPV”) reached a record US$8.1 billion in the first quarter, up 53% year-over-year compared to US$5.3 billion in the first quarter of 2024 and up 5% compared to US$7.7 billion in the fourth quarter of 2024. In constant currency, TPV growth for the period would have been 72% year-over-year.
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Revenues amounted to US$216.8 million, up 18% year-over-year compared to US$184.4 million in the first quarter of 2024 and up 6% compared to US$204.5 million in the fourth quarter of 2024. This quarter-over-quarter increase, above TPV growth, was driven by higher cross-border share in the mix, and partially offset by Mexico, given the commerce seasonality effect in the fourth quarter and partial volume loss with a large merchant. In constant currency, revenue growth for the period would have been 36% year-over-year.
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Gross profit was US$84.9 million in the first quarter of 2025, up 35% compared to US$63.0 million in the first quarter of 2024 and up 1% compared to US$83.7 million in the fourth quarter of 2024. The quarter-over-quarter comparison was primarily due to (i) Argentina, with gross profit following revenue trends, in addition to increasing advancement volumes (which have higher take rates) and wider FX spreads in Q1 2025 vs Q4 2024; and (ii) Other LatAm markets, with notable performance in Chile. These positive factors were partially offset by (i) Brazil, due to the migration to the Payment Orchestration model, which brings lower take rates, coupled with one-off incremental processing costs; and (ii) Mexico, as explained above. In addition, despite volume growth across various countries, Other Africa and Asia was adversely affected by increased processing costs in South Africa and Nigeria. In constant currency, gross profit growth for the period would have been 59% year-over-year.
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As a result, gross profit margin was 39% in this quarter, compared to 34% in the first quarter of 2024 and 41% in the fourth quarter of 2024.
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Gross profit over TPV was at 1.05% decreasing from 1.19% in the first quarter of 2024 and from 1.09% compared to the fourth quarter of 2024.
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Operating profit was US$45.8 million, up 70% compared to US$26.9 million in the first quarter of 2024 and up 8% compared to US$42.3 million in the fourth quarter of 2024. Operating expenses grew by 8% year-over-year, explained by the increase in headcount, as we continue to invest in our capabilities. On the sequential comparison, operating expenses decreased by 6% quarter-over-quarter, primarily attributed to a reduction in G&A and Technology & Development expenses, driven by the decrease in third-party services, travel expenses and timing of implementation of new initiatives. This decrease was partially offset by the growth in headcount and increase in Sales & Marketing expenses, driven by key commercial events.
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As a result, Adjusted EBITDA was US$57.9 million, up 57% compared to US$36.8 million in the first quarter of 2024 and up 2% compared to US$56.9 million in the fourth quarter of 2024.
●
Adjusted EBITDA margin was 27%, compared to the 20% recorded in the first quarter of 2024 and 28% in the fourth quarter of 2024. Adjusted EBITDA over gross profit of 68% increased compared to 58% in the first quarter of 2024 and slightly increased compared to 68% in the fourth quarter of 2024, marking the fourth consecutive quarter of improvement.
●
Net financial result was US$7.0 million gain, compared to a net finance gain of US$0.2 million in the first quarter of 2024 and a net finance loss of US$1.1 million in the fourth quarter of 2024, as explained in the Net Income section.
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Our effective income tax rate decreased to 10% from 27% last quarter (or 16% when excluding the tax settlement, as mentioned in the fourth quarter earnings release), as result of higher cross-border share of pre-tax income and a lower pre-tax income in Brazil given the higher costs, as explained previously.
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Net income for the first quarter of 2025 was US$46.7 million, or US$0.15 per diluted share, up 163% compared to a profit of US$17.7 million, or US$0.06 per diluted share, for the first quarter of 2024 and up 57% compared to a profit of US$29.7 million, or US$0.10 per diluted share for the fourth quarter of 2024. During the current period, net income was mostly affected by the positive non-cash mark to market effect related to our Argentine bond investments and lower finance costs.
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Free cash flow for the first quarter of 2025 amounted to US$39.7 million, up 200% year-over-year compared to US$13.2 million in the first quarter of 2024 and up 22% compared to US$32.5 million in the fourth quarter of 2024. The variation quarter-over-quarter is primarily explained by improved operational results, partially offset by normal variability in corporate working capital and higher income tax paid and capex.
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As of March 31, 2025, dLocal had US$511.5 million in cash and cash equivalents, which includes US$355.9 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$58.0 million from US$298.0 million as of March 31, 2024, despite the US$100 million in shares repurchased throughout 2024. When compared to the US$317.8 million Corporate cash and cash equivalents position as of December 31, 2024, it increased by US$38.1 million quarter-over-quarter.

The following table summarizes our key performance metrics:

	Three months ended March 31
	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	8,107	5,310	53%
Revenue	216.8	184.4	18%
Gross Profit	84.9	63.0	35%
Gross Profit margin	39%	34%	5p.p
Adjusted EBITDA	57.9	36.8	57%
Adjusted EBITDA margin	27%	20%	7p.p
Adjusted EBITDA/Gross Profit	68%	58%	10p.p
Profit	46.7	17.7	163%
Profit margin	22%	10%	12p.p

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit. Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA to net income:

$ in thousands	Three months ended March 31
	2025	2024
Profit for the period	46,667	17,718
Income tax expense	5,262	7,114
Depreciation and amortization	5,062	3,762
Finance income and costs, net	(6,969)	(299)
Share-based payment non-cash charges	6,020	4,461
Other operating loss¹	422	1,819
Impairment loss / (gain) on financial assets	386	(177)
Inflation adjustment	885	2,368
Other non-recurring costs²	123	-
Adjusted EBITDA	57,858	36,766

Note: 1 The company wrote-off certain amounts related to merchants/processors off-boarded by dLocal. 2 Other non-recurring costs consist of costs not directly associated with the Company’s core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Comprehensive Income for the three-month period ended March 31, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended March 31
	2025	2024
Continuing operations
Revenues	216,759	184,430
Cost of services	(131,880)	(121,459)
Gross profit	84,879	62,971

Technology and development expenses	(6,767)	(5,465)
Sales and marketing expenses	(7,135)	(4,631)
General and administrative expenses	(24,324)	(24,332)
Impairment (loss)/gain on financial assets	(386)	177
Other operating (loss)/gain	(422)	(1,819)
Operating profit	45,845	26,901
Finance income	12,228	18,257
Finance costs	(5,259)	(17,958)
Inflation adjustment	(885)	(2,368)
Other results	6,084	(2,069)
Profit before income tax	51,929	24,832
Income tax expense	(5,262)	(7,114)
Profit for the period	46,667	17,718

Profit attributable to:
Owners of the Group	46,630	17,708
Non-controlling interest	37	10
Profit for the period	46,667	17,718

Earnings per share (in USD)
Basic Earnings per share	0.16	0.06
Diluted Earnings per share	0.15	0.06

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	3,526	(669)
Other comprehensive income for the period, net of tax	3,526	(669)
Total comprehensive income for the period, net of tax	50,193	17,049

Total comprehensive income for the period
Owners of the Group	50,174	17,036
Non-controlling interest	19	13
Total comprehensive income for the period	50,193	17,049

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Financial Position as of March 31, 2025 and December 31, 2024

(All amounts in thousands of U.S. dollars)

	March 31, 2025	December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents	511,506	425,172
Financial assets at fair value through profit or loss	125,487	129,319
Trade and other receivables	477,349	496,713
Derivative financial instruments	463	2,874
Other assets	28,001	18,805
Total Current Assets	1,142,806	1,072,883

Non-Current Assets
Trade and other receivables	15,518	18,044
Deferred tax assets	5,468	5,367
Property, plant and equipment	4,007	3,377
Right-of-use assets	3,852	3,645
Intangible assets	65,301	63,318
Other assets	4,695	4,695
Total Non-Current Assets	98,841	98,446
TOTAL ASSETS	1,241,647	1,171,329

LIABILITIES
Current Liabilities
Trade and other payables	614,133	597,787
Lease liabilities	1,107	1,137
Tax liabilities	20,631	21,515
Derivative financial instruments	1,098	6,227
Financial liabilities	54,248	50,455
Provisions	543	500
Total Current Liabilities	691,760	677,621

Non-Current Liabilities
Deferred tax liabilities	1,862	1,858
Lease liabilities	2,825	2,863
Total Non-Current Liabilities	4,687	4,721
TOTAL LIABILITIES	696,447	682,342

EQUITY
Share Capital	570	570
Share Premium	187,671	186,769
Treasury Shares	(200,980)	(200,980)
Capital Reserve	38,556	33,438
Other Reserves	(17,390)	(20,934)
Retained earnings	536,654	490,024
Total Equity Attributable to owners of the Group	545,081	488,887
Non-controlling interest	119	100
TOTAL EQUITY	545,200	488,987
TOTAL EQUITY AND LIABILITIES	1,241,647	1,171,329

dLocal Limited

Certain interim financial information

Consolidated Statements of Cash flows for the three-month period ended March 31, 2025 and 2024

(All amounts in thousands of U.S. dollars)

	Three months ended March 31
	2025	2024
Cash flows from operating activities
Profit before income tax	51,929	24,832
Adjustments:
Interest Income from financial instruments	(5,106)	(7,442)
Interest charges for lease liabilities	41	43
Other interests charges	883	127
Finance expense related to derivative financial instruments	414	9,878
Net exchange differences	4,142	7,637
Fair value loss/(gain) on financial assets at FVPL	(7,343)	(10,815)
Amortization of Intangible assets	4,584	3,424
Depreciation and disposals of PP&E and right-of-use	703	400
Share-based payment expense, net of forfeitures	6,020	4,461
Other operating gain	422	1,819
Net Impairment loss/(gain) on financial assets	386	(177)
Inflation adjustment and other financial results	6,083	(5,892)
	63,158	28,295
Changes in working capital
Increase in Trade and other receivables	21,082	(32,836)
Decrease / (Increase) in Other assets	1,025	3,219
Increase / (Decrease) in Trade and Other payables	16,346	45,964
Increase / (Decrease) in Tax Liabilities	965	(1,120)
Increase / (Decrease) in Provisions	43	4
Cash (used) / generated from operating activities	102,619	43,526
Income tax paid	(7,208)	(3,558)
Net cash (used) / generated from operating activities	95,411	39,968

Cash flows from investing activities
Acquisitions of Property, plant and equipment	(945)	(786)
Additions of Intangible assets	(6,567)	(5,022)
Acquisition of financial assets at FVPL	(41,374)	-
Collections of financial assets at FVPL	47,416	(243)
Interest collected from financial instruments	5,106	7,442
Payments for investments in other assets at FVPL	(10,000)	-
Net cash (used in) / generated investing activities	(6,364)	1,391

Cash flows from financing activities
Interest payments on lease liability	(41)	(43)
Principal payments on lease liability	(663)	(95)
Finance expense paid related to derivative financial instruments	(3,132)	(10,151)
Net proceeds from financial liabilities	5,790	-
Interest payments on financial liabilities	(2,166)	-
Other finance expense paid	(714)	(127)
Net cash used in by financing activities	(926)	(10,416)
Net increase in cash flow	88,121	30,943

Cash and cash equivalents at the beginning of the period	425,172	536,160
Net (decrease)/increase in cash flow	88,121	30,943
Effects of exchange rate changes on inflation and cash and cash equivalents	(1,787)	5,254
Cash and cash equivalents at the end of the period	511,506	572,357

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com